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Nektar Baziotis 🌿 · 2nd

Artificial Intelligence | E-Learning | Entrepreneur

Talks about #branding, #business, #strategy, #innovation, and #artificialintelligence

Santa Monica, California, United States ·

Contact info

17,307 followers · **500+ connections**

 **5 mutual connections:** Kalika Yap, Davina Kaonohi, and 3 others

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〉〈 **ENKI Technologies inc.**

🏛 **The Wharton School**

Hiring a Sales Assistant & 1 other
ENKI Inc. · Santa Monica, California, United States...
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Providing services
Project Management, Stra
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About

Follow me for Artificial Intelligence and E-Learning strategies, resources, and job openings!

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Experience



President - Co-Founder
ENKI Technologies inc.
May 2015 – Present · 6 yrs 4 mos
Santa Monica, California, United States

With strong cross-market experience, we provide solid solutions and business strategy

- Project Management
- Business Development and Strategic Expansion
- E-learning Strategist and Consultant
- Artificial Intelligence
- HR Strategy and Planning





Head Of Information Technology
Expert Dojo
Aug 2014 – Present · 7 yrs 1 mo
Santa Monica, California, United States

Responsible for Developments and Tech Decisions for Expert Dojo.

Recent works include, official website, and development of



Expert DOJO - International...



Founder & Managing Director
Apogee Information Systems
Aug 2005 – Present · 16 yrs 1 mo

- Project management and Team coordination on EU-projects
- Information Systems & Database expert
- Communication Development
- International Business ...see more



Business Analyst

European Railway Agency

Dec 2011 – Dec 2012 · 1 yr 1 mo

Lille Area, France

- Facilitation of feasibility study;
- Business analysis;
- Defining actual situation and business models;
- Identification of a technical implementation appro ...see more



Project manager

Cedefop

Nov 2002 – Oct 2004 · 2 yrs

Fields of expertise:

1. Project management
2. Developing web projects & sophisticated w ...see more

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Education



The Wharton School

Entrepreneurship/Entrepreneurial Studies

2021 – 2022

Massachusetts Institute of Technology

Artificial Intelligence

2019 – 2019

The University of Sheffield
Master of Business Administration - MBA, Business
2002 – 2004
MBA

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Skills & endorsements

Project Management · 99+

Endorsed by **5 of Nektar's colleagues at Apogee Information Systems**

Endorsed by **10 people who know Project Management**

Business Development · 82

Endorsed by **George Koutsoupias and 1 other who is highly skilled at this**

Endorsed by **2 of Nektar's colleagues at Apogee Information Systems**

Artificial Intelligence (AI) · 19

Monica J. L and 18 connections have given endorsements for this skill

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Recommendations

Received (4)   Given (3)

Bryson Ishii
Growth strategy and venture investment.
July 29, 2020, Bryson worked with Nektar but at

Nektar is one of the rare individuals who can blend the disciplines of business, creative thought, and technical needs. He was instrumental in spearheading the successful design, development, and subsequent launch of a digital transformation project in the

different
companies

luxury fashion space. Further, he has ... **See more**

Dimitris Tolis, MSc, MBA, PMP®, PM²
Senior Trainer of (e)Trainers, Advisor and Executive Coach

July 15, 2020, Dimitris worked with Nektar but at different companies

Nectar is a talented and hard-working professional, with a rare combination of passion, resilience and innovative thinking skills. He is able to work successfully and efficiently both at a strategic level and in projects planning and execution!

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